CUSIP No. 770609 10 5

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)

Information to be included in statements filed pursuant to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to Rule 13d-2(b)1

Robertson Global Health Solutions Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

770609 10 5

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 770609 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael J. Jandernoa
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power – 986,023(1)
	6.	Shared Voting Power – 0
	7.	Sole Dispositive Power – 986,023(1)
	8.	Shared Dispositive Power – 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person – 986,023(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) – Not Applicable
11.	Percent of Class Represented by Amount in Row (9): 7.83%(2)
12.	Type of Reporting Person – IN

(1)	Includes 245,000 shares of Common Stock that may be acquired within 60 days of the date of this Statement upon the exercise of outstanding warrants.
(2)	Based on 12,592,187 shares of Common Stock, which comprises 12,352,187 shares of Common Stock outstanding as of December 27, 2011, as disclosed by the Company in its Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on December 29, 2011, and 245,000 shares of Common Stock that may be acquired within 60 days of the date of this Statement upon the exercise of outstanding warrants.

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No Exhibit Index

CUSIP No. 770609 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael J. Jandernoa Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Michigan
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power – 986,023(1)
	6.	Shared Voting Power – 0
	7.	Sole Dispositive Power – 986,023(1)
	8.	Shared Dispositive Power – 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person – 936,023(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) – Not Applicable
11.	Percent of Class Represented by Amount in Row (9): 7.83%(2)
12.	Type of Reporting Person – OO—Trust

(1)	Includes 245,000 shares of Common Stock that may be acquired within 60 days of the date of this Statement upon the exercise of outstanding warrants.
(2)	Based on 12,592,187 shares of Common Stock, which comprises 12,352,187 shares of Common Stock outstanding as of December 27, 2011, as disclosed by the Company in its Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on December 29, 2011, and 245,000 shares of Common Stock that may be acquired within 60 days of the date of this Statement upon the exercise of outstanding warrants.

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No Exhibit Index

CUSIP No. 770609 10 5

Item 1.	(a)	Name of Issuer –

Robertson Global Health Solutions Corporation (the “Company”)

	(b)	Address of Issuer’s Principal Executive Offices –

4215 Fashion Square Blvd., Suite 3, Saginaw, Michigan, 48603

Item 2.	(a)	Name of Person Filing –

This statement on Schedule 13G (“Statement”) is filed by Michael J. Jandernoa (“Mr. Jandernoa” or the “Reporting Person”).

	(b)	Address of Principal Business Office or, if none, Residence –

Michael J. Jandernoa c/o Law Weathers & Richardson 333 Bridge Street, NW, Suite 800 Grand Rapids, Michigan 49504

	(c)	Citizenship –

United States of America

	(d)	Title of Class of Securities –

Common Stock, par value $0.001 per share, of the Company (“Common Stock” or “Shares”).

	(e)	CUSIP Number –

770609 10 5

Item 3.

(a)-(j) Not Applicable.

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CUSIP No. 770609 10 5

Item 4.

(a) Amount beneficially owned –

As of December 31, 2011, Mr. Jandernoa is the beneficial owner of 986,023 Shares, which includes 245,000 shares of Common Stock that may be acquired within 60 days of the date of this Statement upon the exercise of outstanding warrants. The Michael J. Jandernoa Trust, of which Mr. Jandernoa is the sole trustee, holds the 986,023 shares of Common Stock, including the 245,000 shares of Common Stock that may be acquired within 60 days of the date of this Statement upon the exercise of outstanding warrants. Mr. Jandernoa holds sole voting and dispositive power with respect to the Shares held by the Michael J. Jandernoa Trust. Mr. Jandernoa does not directly own any shares of Common Stock of the Company.

(b) Percent of class –

As of December 31, 2011, the Reporting Person is the beneficial owner of 7.83% of the Company’s outstanding Common Stock, based on 12,592,187 shares of Common Stock, which comprises 12,352,187 shares of Common Stock outstanding as of December 27, 2011, as disclosed by the Company in its Annual Report on Form 10-K filed with the SEC on December 29, 2011, and 245,000 shares of Common Stock that may be acquired within 60 days of the date of this Statement upon the exercise of outstanding warrants.

(c) Number of Shares as to which the Reporting Person has:

(i) Sole power to vote or to direct voting –

986,023

(ii) Shared power to vote or to direct voting –

0

(iii) Sole power to dispose or to direct disposition –

986,023

(iv) Shared power to dispose or to direct disposition –

0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 770609 10 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

/s/ Michael J. Jandernoa
Signature

Michael J. Jandernoa
As trustee of the Michael J. Jandernoa Trust and in his individual capacity

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No Exhibit Index